UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F	☐	Form 40-F	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
PRESS RELEASE	Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS WINS STRATEGIC ASSIGNMENT IN NEW ORLEANS

ARNHEM, THE NETHERLANDS – April 28, 2006 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), an international consulting and engineering company, announced today that the Company has won a strategically important assignment in New Orleans. The assignment involves the concept study of two navigable floodgates in the New Orleans Inner Harbor Navigation Canal (IHNC). The client is the New Orleans District, U.S. Army Corps of Engineers, and the work will be performed under the US$ 3 million ARCADIS multi-year framework contract for engineering services. The initial study of the storm surge closure gates will be performed to validate the concept. If feasible, work will proceed to subsequent phases, which will ultimately lead to the design and construction of these unique structures.

The floodgates, with widths of approximately 110-feet and 350-feet, are conceptually comparable to the barrier in the Nieuwe Waterweg near Rotterdam, the Netherlands. The proposed pair of navigable floodgates would close when hurricanes threaten New Orleans. The structures would prevent hurricane storm surges from Lake Borgne and Lake Pontchartrain from entering the IHNC. This will aid in preventing storm surge from entering populated areas that were vulnerable to hurricane Katrina. The floodgates have been estimated to cost in excess of $350 million.

The study will identify the type, location, environmental impacts, initial technical specifications, and planning level cost estimates. ARCADIS will perform this project with both U.S. and Dutch engineering experts supported by Dutch companies WL Delft Hydraulics and Alkyon.

ARCADIS CEO Harrie Noy commented: “ARCADIS has won this assignment because, unlike any other company, we are able to provide both Dutch and U.S. expertise from one company. In addition to solid local knowledge, the client also recognizes the value of Dutch expertise in storm surge barriers that will be applied in this project.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in

ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: May 1, 2006	By:	/s/ J.M. van Bergen-van Kruijsbergen
J.M. van Bergen-van Kruijsbergen
Company Secretary